2015
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2015

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to

Commission file number 333-151438

U. S. Steel Tubular Services Savings Plan
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and
the address of its principal executive offices)

INDEX

The Corporation

Required Information:

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to U. S. Steel Tubular Services Savings Plan.

U. S. Steel Tubular
Services Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014

U. S. Steel Tubular Services Savings Plan
Index
December 31, 2015 and 2014

Page (s)

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the
U. S. Steel Tubular Services Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the U. S. Steel Tubular Services Savings Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2015, and Schedule H, line 4j – Schedule of Reportable Transactions for the year ended December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2015, and Schedule H, line 4j – Schedule of Reportable Transactions for the year ended December 31, 2015, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Pittsburgh, Pennsylvania
June 20, 2016

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

Statements of Net Assets Available for Benefits
($in thousands)

Assets	December 31,
Investments:	2015	2014
Investments at fair value (see Notes 9 & 10)	$9,423	$11,283

Receivables:
Participant Loans	377	337

Net assets available for benefits	$9,800	$11,620

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets Available for Benefits
($ in thousands)

	Year Ended December 31,
	2015	2014
Additions
Earnings on investments:
Interest	$39	$35
Dividends	210	326
Net (depreciation)/appreciation in fair value of investments	(1,405)	172
	(1,156)	533
Contributions received from:
Employers (see Note 1)	594	586
Participants (including rollovers)	459	708
Total additions	(103)	1,827

Deductions
Benefit payments directly to participants or beneficiaries	1,692	2,411
Administration expenses	7	6
Total deductions	1,699	2,417

Net deductions	(1,802)	(590)
Net transfers out of the plan	(18)	—
Net assets available for benefits:
Beginning of year	11,620	12,210
End of year	$9,800	$11,620

The accompanying notes are an integral part of these financial statements.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

1.
Plan description - The following description provides general information regarding the U. S. Steel Tubular Services Savings Plan (the Plan), a defined contribution plan. The Plan covers non-union salaried employees of:

•
U. S. Steel Tubular Products, Inc. - Tubular Processing - Houston Operations, U. S. Steel Oilwell Services, LLC - Wheeling Machine Products, U. S. Steel Oilwell Services, LLC - Offshore Operations - Houston, U. S. Steel Oilwell Services, LLC - Rig Site Services, and

•	certain employees of United States Steel Corporation (the Company or Plan Sponsor) who were assigned to the entities listed above (through January 31, 2016).
Eligibility begins in the month following the month of hire. The Plan excluded from participation any employees who accrued continuous service for benefit accrual purposes under the United States Steel Corporation Plan for Employee Pension Benefits (Revision of 2003).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

a.
Contributions - The Plan receives (1) Participant contributions (a) as pre-tax, after-tax and/or Roth 401(k) savings, and/or (b) rollover contributions, and (2) Employer contributions, as matching contributions and/or non-contributory defined contribution Retirement Account contributions. Each component of contributions is described in further detail below. Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis, effective July 1, 2015, as after-tax Roth 401(k) savings or a combination thereof. Other qualified plan limits include:

	2015	2014
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$18,000	$17,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$6,000	$5,500
Maximum covered compensation [IRC 401(a)(17)]	$265,000	$260,000
Highly Compensated Employee Definition	$120,000	$115,000

Participation in the Plan is voluntary. The Plan does have an auto-enrollment feature where eligible employees are automatically enrolled in the Plan at a pre-tax contribution percentage of 3 percent per pay period, unless they make an affirmative election not to contribute to the Plan or to contribute a different percentage. Additionally, the Plan has an auto-escalation feature where the initial 3 percent pre-tax contribution percentage will automatically increase by 1 percent on the enrollment anniversary date each year until the contribution percentage reaches 6 percent. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. The auto-escalation feature is available to all participants, even if they were not automatically enrolled. Effective July 1, 2015, the annual increase feature applies to Roth 401(k) Savings where a participant has a Roth savings election, but not a Pre-Tax Savings election.

Savings on the first six percent of base salary are matched by Company contributions on a dollar-for-dollar basis; however, prior to July 1, 2015, company contributions for the first two percent of base salary were available for matching only pre-tax savings (waived after the annual pre-tax savings limit for the year is reached). Matching company contributions, which vest when a participant attains two years of continuous service, are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among twenty-one active investment options as of December 31, 2015 (see Notes 1f, 3 and 9). Eligible participants may also contribute amounts representing the direct rollover of pre-tax funds from a qualified retirement plan sponsored by any previous employer (prior to July 1, 2015, any previous employer of an active employee, and prior to January 1, 2015, an active employee’s immediately preceding employer) or a conduit IRA, or from the United States Steel Corporation Plan for Employee Pension Benefits (Revision of 2003). Effective July 1, 2015, the Plan allowed direct rollovers of a lump-sum distribution from a designated Roth account under a qualified 401(k) plan sponsored by any of the employee’s previous employers. All investments are participant directed.

Separate investment elections may be made for Employee Savings (pre-tax savings, after-tax savings, Roth 401(k) Savings, Catch-up Contributions and Roth 401(k) Catch-Up Contributions), Retirement Account Contributions, Rollover Account Contributions and Roth 401(k) Rollover Account Contributions. All contributions are deposited in the trust on a monthly basis (more frequently in the case of employee contributions for eligible employees paid on a more frequent basis). Monies deposited are reinvested by Fidelity Management Trust Company (the “Trustee”) in the investment options specified except that a portion of the assets in certain investments is held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

Plan participants also participate in a non-contributory defined contribution Retirement Account maintained under the Plan. With respect to the defined contribution Retirement Account component, the Company will make a contribution equal to

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

4% of the employee’s monthly base salary to the employee’s account on a monthly basis. Participants become fully vested in the value of the Retirement Account after attaining two years of continuous service.

b.
Payment of benefits - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon and Roth 401(k) contributions and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting; however, such amounts are not available for in-service withdrawals prior to age 59-1/2. A participant’s vested company contributions and matched after-tax savings cannot be withdrawn in a partial withdrawal within 24 months after the contribution is made. Terminated employees with a vested account balance of more than $1,000 (including any unpaid loan balance) may defer distribution until age 70 ½. A participant who terminates employment for any reason, and who, on the effective date of termination, had two or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than two years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, involuntary termination of employment under circumstances which would qualify the participant for benefits under the United States Steel Corporation Supplemental Unemployment Benefit Program for Non-Union Employees, or death. Forfeiture occurs as of the date on which the participant (i) incurs five consecutive one year breaks in continuous service or (ii) if earlier receives a distribution of the entire vested portion of his account. The Plan provides for immediate vesting of matching company contributions and Retirement Account contributions upon involuntary termination of employment under circumstances which qualify for benefits under the United States Steel Corporation Supplemental Unemployment Benefit Program for Non-Union Employees.

c.
Forfeited accounts - Any forfeited nonvested company contributions ($13 thousand in 2015 and $18 thousand in 2014), from either matching company contributions or Retirement Account contributions, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan. In 2015 and 2014, company contributions were reduced by $17 thousand and $34 thousand, respectively, from forfeited nonvested accounts. Effective January 1, 2015, the Plan was amended to allow application of forfeitures occurring on or after January 1, 2015 to plan expenses.

d.
Participant accounts - Under the investment transfer provisions, and absent any trade restrictions under Section 16b of the Securities Exchange Act, a participant can elect to transfer funds (including matching company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers. Fund restrictions include short-term trading fees for four investment options:

1.	Fidelity Diversified International Fund - Class K charges a fee equal to 1% of the value sold when selling shares after holding them less than 30 days.

2.	Fidelity Low-Priced Stock Fund - Class K charges a fee equal to 1.5% of the value sold when selling shares after holding them less than 90 days.

3.	Fidelity Real Estate Investment Portfolio charges a fee equal to 0.75% of the value sold when selling shares after holding them less than 90 days.

4.	T. Rowe Price Emerging Markets Stock Fund charges a fee equal to 2% of the value sold when selling shares after holding them less than 90 days.

In addition, Fidelity has implemented an excessive trading policy in the mutual funds it offers under the Plan that also applies to certain non-Fidelity funds at the request of the applicable fund manager or plan sponsor. Final regulations under ERISA section 408(b)(2) require Fidelity to disclose to participants the following information: 1) a description of any compensation that will be charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return is not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation Plan for Employee Pension Benefits may be rolled over into an eligible participant's account within 60 days following receipt of the distribution. Eligible participants may also roll over assets from the qualified plans of their immediately preceding employer (prior to July 1, 2015, any previous employer of an active employee, and prior to January 1, 2015, an active employee’s immediately preceding employer) (or from a conduit IRA solely containing such assets and earnings). There were no Rollovers into the Plan for 2015. Rollovers into the Plan for 2014 totaled $215 thousand.

e.
Notes receivable from participants - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months or more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

percent (for plan loans approved in any month beginning on or after July 1, 2014, the Prime Rate as provided by Reuters as of Markets Close on the last business day of the prior month plus one percent) and remains fixed for the duration of the loan (4.25 percent to 4.50 percent in 2015 and 2014). Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. Loans are recorded at net realizable value in the financial statements.

f.	Investment options - Please refer to the Summary Plan Description for details on the investment options offered by the Plan.

2.	Accounting policies:

a.	Basis of accounting - Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

b.
Use of estimates - The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.	Investment valuation - The Plan’s investments are stated at fair value as defined by ASC Topic 820, Fair Value Measurement (see Note 10).

d.
Net appreciation/depreciation - The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e.
Investment by the trustee - The Trustee shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis.

f.
Administrative expenses - The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, record keeping fees, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider (i.e. revenue sharing), (2) loan origination fees, (3) settlement proceeds and other miscellaneous items, (4) voluntary contributions from designated Employing Companies to cover cost of administration and (5) assessments against participants' individual accounts. There were no assessments against participants’ individual accounts in either 2015 or 2014.

g.	Payment of benefits - Benefits are recorded when paid.

h.	Income recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

i.
Participant loans - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Loans in default are classified as benefit payments to participants based upon the terms of the Plan.

j.	Excess contributions payable - Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

k.
Recent accounting pronouncements - In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  The reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value.  ASU 2015-07 is effective for public entities for fiscal years beginning after December 31, 2015.  For all other entities ASU 2015-07 is effective for fiscal years beginning after December 31, 2016.  Early adoption is allowed and the reporting entity should apply ASU 2015-07 retrospectively to all periods presented.  The Plan has adopted ASU 2015-07 on January 1, 2015 and the presentation of the financial statements and notes herein reflect such adoption.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. Early adoption is allowed and the reporting entity should apply ASU 2015-12 retrospectively to all periods presented.  The Plan has adopted ASU 2015-12 Parts I and II on January 1, 2015 and the presentation of the financial statements and notes herein reflect such adoption.

l.	Subsequent events - The Plan has evaluated subsequent events through June 20, 2016 on which the financial statements were available to be issued.

3.
Plan amendments - Effective as of the close of business November 9, 2015, the Plan was amended to add a new investment option, remove and replace six investment options resulting from share class changes, approve the required transfer of assets resulting from such removal and change the default investment options.

Effective July 1, 2015, the Plan was amended and restated to establish a Roth 401(k) feature, eliminate the requirement to contribute at least 2 percent of Eligible Salary on a pre-tax basis in order to get the maximum company match, indicate that repayments for new loans will be reinvested proportionally into sources from which the loan was redeemed, accept rollovers of Roth 401(k) contributions from any prior employer plan and to make certain other changes and clarifications.

Effective January 1, 2015, the Plan was amended to allow application of forfeitures occurring on or after January 1, 2015 to plan expenses, clarify automatic distribution provisions, accept rollovers from any of the active employee’s previous employers (not just the immediately preceding employer) and from a conduit IRA which contains solely the proceeds and earnings of such distributions, and make other technical clarifications (including to the rollover provisions).

Effective July 1, 2014, the Plan was amended to adopt the Prime Rate as provided by Reuters as of Markets Close on the last business day of the prior month plus one percent as the interest rate for plan loans approved in any month beginning on or after July 1, 2014.

4.	Employer-related investments - Purchases and sales of United States Steel Corporation common stock in accordance with provisions of the Plan are permitted under ERISA.

5.
Tax status - The IRS has determined and informed the Plan Sponsor by letter dated July 8, 2014 that the Plan, as amended and restated effective January 1, 2013, continues to qualify under §401(a) of the Internal Revenue Code of 1986, as amended, and its related trust is exempt from tax under §501(a) of the Internal Revenue Code of 1986, as amended. The Plan has been amended subsequent to the amendments taken into account by the Internal Revenue Service in conjunction with its issuance of the July 8, 2014 determination letter. The Plan Sponsor and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified and the related trust is tax-exempt.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no active audits in progress for any tax periods. The Plan Sponsor believes it is no longer subject to examinations by the Internal Revenue Service for the years prior to 2012.

6.
Plan termination - The Plan Sponsor believes the existence of the Plan is in the best interest of its employees and, although it has no intention of discontinuing it, the Plan Sponsor has the right to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

7.
Risks and uncertainties - Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

8.
Related party transactions - Certain investments of the Plan are mutual funds and common collective trusts managed by Fidelity Investments. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment’s expense ratio. Therefore, the Plan is not directly billed for these fees.

One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (reference Note 4). Dividends received for 2015 and 2014 were $12 thousand and $13 thousand, respectively. Purchases and sales for 2015 were $587.6 thousand and $259.8 thousand, respectively, and purchases and sales for 2014 were $498.1 thousand and $783.5 thousand, respectively.

The Plan also holds notes receivable totaling $0.4 million and $0.3 million in 2015 and 2014, respectively, representing participant loans that qualify as party-in-interest transactions.

9.
Stable value common collective trust - The Plan invests in stable value wrap contracts through a stable value common collective trust, the Fidelity Managed Income Portfolio II - Class 3 (MIP II). This investment option calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of seven wrap contracts, which calls for the application of ASC 962-325 (Plan Accounting-Defined Contribution Pension Plans - Investments - Other) for valuation purposes. MIP II is classified as a common collective trust and a Level 2 asset since a market price is not available for this investment in an active market.

As an investment option in the Plan, there are no restrictions on redemptions for this fund. If the Plan were to initiate a full redemption of the collective trust, then the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments related to this investment.
Because the wrap contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the wrap contracts. Contract value, as reported to the Plan by the wrap contract issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

10.
Fair value measurement - ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan’s investments, and requires additional disclosure about fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are summarized below.

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

•	Level 2 - Inputs to the valuation methodology include:

▪	Quoted prices for similar assets or liabilities in active markets;

▪	Quoted prices for identical or similar assets or liabilities in inactive markets;

▪	Inputs other than quoted prices that are observable for the asset or liability;

▪	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

The Plan’s assets are classified as follows:

Level 1
Interest-bearing cash
Common Stock
Mutual Funds

An instrument’s level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The stable value common collective trust is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Refer to Note 9 for a description of Level 2 assets.

There were no Level 3 assets at December 31, 2015 or December 31, 2014.

There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2015.

The following is a summary of the Plan’s assets carried at fair value:

	Investments at Fair Value at December 31, 2015
	($ in thousands)
		Quoted Prices
Asset Classes	Total	(Level 1)
Interest-bearing cash	$7	$7
Common stock	724	724
Mutual Funds	7,381	7,381
Total assets in the fair value hierarchy	$8,112	$8,112
Investments measured at net asset value (a)	1,311	—
Investments at fair value	$9,423	$8,112

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

	Investments at Fair Value at December 31, 2014
	($ in thousands)
		Quoted Prices
Asset Classes	Total	(Level 1)
Interest-bearing cash	$4	$4
Common stock	1,563	1,563
Mutual Funds	8,237	8,237
Total assets in the fair value hierarchy	$9,804	$9,804
Investments measured at net asset value (a)	1,479	—
Investments at fair value	$11,283	$9,804

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits. These investments represent holdings in the stable value common collective trust.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN
EIN 25-1897152/PN 029

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	U. S. Steel Stock Fund - Common Stock	Employer-related security	$722,465
*	U. S. Steel Stock Fund - Stock Purchase Account	Employer-related security	1,451
*	Spartan 500 Index Fund - Institutional Class	Mutual fund	371,925
*	Fidelity Diversified International Fund K	Mutual fund	160,649
*	Fidelity Freedom Index Income Fund	Mutual fund	45,977
*	Fidelity Freedom Index 2010 Fund	Mutual fund	229,114
*	Fidelity Freedom Index 2020 Fund	Mutual fund	2,190,958
*	Fidelity Freedom Index 2030 Fund	Mutual fund	1,731,612
*	Fidelity Freedom Index 2040 Fund	Mutual fund	804,969
*	Fidelity Freedom Index 2050 Fund	Mutual fund	731,787
*	Fidelity Freedom Index 2060 Fund	Mutual fund	2,693
*	Spartan U.S. Bond Index Fund - Institutional Class	Mutual fund	212,867
*	Fidelity Real Estate Investment Portfolio	Mutual fund	41,958
*	Fidelity Contrafund K	Mutual fund	415,883
*	Fidelity Low-Priced Stock Fund K	Mutual fund	50,226
	Morgan Stanley Institutional Mid Cap Growth Portfolio Class I	Mutual fund	158,822
	T. Rowe Price Emerging Markets Stock Fund	Mutual fund	38,713
	Vanguard Inflation-Protected Securities Fund Institutional Shares	Mutual fund	3,486
	Vanguard Windsor II Fund - Admiral Shares	Mutual fund	106,816
	Vanguard Explorer Fund - Admiral Shares	Mutual fund	82,106
*	Fidelity Managed Income Portfolio II - Class 3	Common/Collective Trust	1,310,948
	Federated U. S. Treasury Cash Reserves - Institutional Shares	Interest-bearing cash	7,428

*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 4.50%	377,070

	Total Investments at 12/31/15		$9,799,923

	*Party-in-interest

	All investments are participant directed.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN
EIN 25-1897152

Schedule H, Line 4j - Schedule of Reportable Transactions
For the year ended December 31, 2015

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of party involved	Description of asset	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)

Individual transactions
Fidelity Management Trust Company	Fidelity Freedom Index 2020 W	$1,101,384	$—	$—	$—	$—	$1,101,384	$—
Fidelity Management Trust Company	Fidelity Freedom 2020	$—	$1,101,384	$—	$—	$1,059,924	$1,101,384	$41,459
Fidelity Management Trust Company	Fidelity Freedom Index 2030 W	$859,066	$—	$—	$—	$—	$859,066	$—
Fidelity Management Trust Company	Fidelity Freedom 2030	$—	$859,066	$—	$—	$820,504	$859,066	$38,563

Series of transactions
Fidelity Management Trust Company	Fidelity Freedom Index 2020 W	$1,124,456	$—	$—	$—	$—	$1,124,456	$—
Fidelity Management Trust Company	Fidelity Freedom 2020	$—	$1,309,389	$—	$—	$1,257,426	$1,124,456	$51,963
Fidelity Management Trust Company	Fidelity Freedom Index 2030 W	$884,640	$—	$—	$—	$—	$884,640	$—
Fidelity Management Trust Company	Fidelity Freedom 2030	$—	$938,446	$—	$—	$895,100	$884,640	$43,346

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U. S. Steel Tubular Services Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 20, 2016.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By:	/s/ Kimberly D. Fast
Kimberly D. Fast,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-151438) of United States Steel Corporation of our report dated June 20, 2016 relating to the financial statements and supplemental schedules of U. S. Steel Tubular Services Savings Plan, which appears in this Form 11-K.

Pittsburgh, Pennsylvania
June 20, 2016